As filed with the Securities and Exchange Commission on June 30, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

STRATEGIC HOTEL CAPITAL, INC.

(Exact name of registrant as specified in its charter)

Maryland	33-1082757
(State of Organization)	(I.R.S. Employer Identification No.)

77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601

(312) 658-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paula C. Maggio, Secretary

Strategic Hotel Capital, Inc.

77 West Wacker Drive, Suite 4600

Chicago, Illinois 60601

(312) 658-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service):

Copies to:

Edward J. Schneidman

Mayer, Brown, Rowe & Maw LLP

71 South Wacker Drive

Chicago, Illinois 60606

(312) 782-0600

Approximate Date of Commencement of Proposed Sale to the Public:    From time to time after the Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common stock, par value $.01 per share	13,642,648 shares	$17.97	$245,158,384.56	$28,855.14

(1)	Estimated pursuant to Rule 457(c) under the Securities Act solely for the purpose of calculating the registration fee based upon the average of the high and low reported sale prices of the common stock on The New York Stock Exchange on June 27, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 30, 2005

PROSPECTUS

Strategic Hotel Capital, Inc.

13,642,648 Shares

Common Stock

The stockholders identified in this prospectus are offering and selling shares of common stock. The shares of common stock being offered by this prospectus were acquired by the selling stockholders upon the redemption of their units of limited liability company interest in Strategic Hotel Funding, L.L.C. or were issued to such persons in connection with the formation and structuring transactions as part of our initial public offering in June 2004.

The selling stockholders may offer their shares of common stock through public or private transactions, on or off of the New York Stock Exchange, at prevailing market prices, or at privately negotiated prices. They may sell the shares of common stock in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, pursuant to Rule 144 under the Securities Act of 1933 or otherwise. If the holders sell the shares of common stock through brokers, they expect to pay customary brokerage commissions and charges.

To ensure that we maintain our qualification as a real estate investment trust under the applicable provisions of the Internal Revenue Code of 1986, as amended, ownership of our equity securities by any person is subject to certain limitations. See “Certain Provisions of Maryland Law and of our Charter and Bylaws—Restrictions on Ownership and Transfer.”

Shares of our common stock are listed on the New York Stock Exchange under the symbol “SLH”. On June 29, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $18.05 per share.

We maintain our executive offices at 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601. Our telephone number is (312) 658-5000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2005.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, the securities described in this prospectus only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus. You should not assume that the information appearing in this prospectus or any applicable prospectus supplement or the documents incorporated by reference herein or therein is accurate as of any date other than their respective dates. Our business, financial condition, results of operation and prospects may have changed since those dates.

As used in this prospectus, references to “we,” “our,” “us,” the “Company” and the “REIT” are to Strategic Hotel Capital, Inc. and, except as the context otherwise requires, its consolidated subsidiaries, including Strategic Hotel Funding, L.L.C. and its consolidated subsidiaries. References to “SHC Funding” or the “limited liability company” are to Strategic Hotel Funding, L.L.C. References to “Whitehall” are to Whitehall Street Real Estate Non-managing membership VII, Whitehall Street Real Estate Non-managing membership IX and their affiliates. Whitehall is controlled by The Goldman Sachs Group, Inc., which is the parent company of Goldman, Sachs & Co. References to “Prudential” are to Prudential Financial, Inc. and its affiliates, including Strategic Value Investors, LLC, The Prudential Insurance Company of America, Prudential Investment Management, Inc., PIC Realty Corporation and Prudential Assets, LLC, and to entities owning our securities over which Prudential Financial, Inc. or its affiliates have investment management discretion, including (SHC/Olayan) Redemption Vehicle, LLC and SVI (SHC/Houston) Redemption Vehicle, LLC.

This prospectus contains registered trademarks that are the exclusive property of their respective owners, which are companies other than us, including Embassy Suites®, Four Seasons®, Hilton®, Hyatt®, InterContinental®, Loews®, Marriott® and Ritz-Carlton®. None of the owners of these trademarks, their affiliates or any of their respective officers, directors, agents or employees is an issuer or underwriter of the securities being offered hereby. In addition, none of the owners of these trademarks, their affiliates or any of their respective officers, directors, agents or employees has or will have any liability arising out of or related to the sale or offer of the securities being offered hereby, including any liability or responsibility for any financial statements, projections or other financial information or other information contained in this prospectus or otherwise disseminated in connection with the offer or sale of the securities offered hereby.

2

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling stockholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered by the selling stockholders. We may also file, from time to time, a prospectus supplement or an amendment to the registration statement of which this prospectus forms a part containing specific information about the selling stockholders and the terms of the securities being offered. That prospectus supplement or amendment may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement or amendment may also add, update, or change information in this prospectus. If there is any supplement or amendment, you should rely on the information in that prospectus supplement or amendment.

This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. For further information, we refer you to the registration statement and any amendments to such registration statement, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.” Information incorporated by reference with the SEC after the date of this prospectus, or information included in any prospectus supplement or an amendment to the registration statement of which this prospectus forms a part, may add, update, or change information in this prospectus or any prospectus supplement. If information in these subsequent filings, prospectus supplements or amendments is inconsistent with this prospectus or any prospectus supplement, the information incorporated by reference or included in the subsequent prospectus supplement or amendment will supersede the information in this prospectus or any earlier prospectus supplement. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

THE COMPANY

We were incorporated in January 2004 to own and asset manage upper upscale and luxury hotels in North America and Europe. We went public in an initial public offering in June 2004. Our founder and accounting predecessor, Strategic Hotel Capital, L.L.C., or SHC LLC, was founded in 1997 by Laurence Geller, our President and Chief Executive Officer, Whitehall and others. We own our properties through our investment in Strategic Hotel Funding, L.L.C., which we refer to as SHC Funding or the limited liability company.

We:

•	own the fee interest in 11 hotels, comprising approximately 4,961 rooms, located in Arizona, California, Florida, Illinois and Louisiana and in Mexico;

•	lease three hotels from unaffiliated lessors: a ground lease for a hotel in Lincolnshire, Illinois and operating leases for hotels in Paris, France and Hamburg, Germany, comprising an aggregate of approximately 859 rooms;

•	own a 35% interest in a joint venture, with an unaffiliated party, that owns a hotel in Prague, Czech Republic comprising approximately 372 rooms, and we asset manage such hotel on behalf of the joint venture;

•	own an 85% interest in each of the InterContinental Hotel in Miami and the InterContinental Hotel in Chicago;

•	own a 31% interest in and act as asset manager for a joint venture, which joint venture is with two unaffiliated parties, that is developing the Four Seasons Residence Club Punta Mita, a luxury vacation home product that will be sold in fractional ownership interests on property adjacent to our Four Seasons Punta Mita Resort hotel in Mexico; and

•	asset manage seven hotels for SHC LLC under an asset management agreement.

We do not operate any of our hotels directly; instead we employ internationally known hotel management companies to operate them for us under management contracts or operating leases. Our existing hotels are operated under the widely recognized upper upscale and luxury brands of Embassy Suites®, Four Seasons®, Hilton®, Hyatt®, InterContinental®, Loews®, Marriott® and Ritz-Carlton®.

USE OF PROCEEDS

All net proceeds from the sale of the shares of common stock will go to the stockholders who are offering their shares of common stock under this prospectus. Accordingly, we will not receive any proceeds from the sale of the shares of common stock under this prospectus.

SELLING STOCKHOLDERS

The table below sets forth the name of each selling stockholder and relationship, if any, with Strategic Hotel Capital. The table also shows the number of shares of common stock beneficially owned by the selling stockholders as of June 30, 2005, the maximum number of shares of common stock which may be offered for the account of each selling stockholder under the prospectus, and the number and percentage of shares of common stock to be owned by the selling stockholders assuming the sale of all of the shares of common stock which may be offered under this prospectus.

Selling Stockholder	Shares Beneficially Owned Prior to Offering	Shares Being Offered	Amount of Shares Beneficially Owned After Offering(1)	Percentage of Shares Beneficially Owned After Offering
WHSHC, L.L.C.(2)	3,710,112	3,710,112	0	*

Strategic Value Investors, LLC(3)	3,508,920	3,508,920	0	*

W9/WHSHC, L.L.C. I(2)	3,468,035	3,468,035	0	*

Prudential Assets, LLC(3)	755,388	755,388	0	*

PIC Realty Corporation(3)	585,407	585,407	0	*

David Rockefeller	466,528	466,528	0	*

The Prudential Insurance Company of America(3)	256,389	256,389	0	*

SVI (SHC/Houston) Redemption Vehicle, LLC(3)	241,222	241,222	0	*

(SHC/Olayan) Redemption Vehicle, LLC(3)	186,412	186,412	0	*

ECW Investor Associates	116,060	116,060	0	*

DR & Descendants, L.L.C.	79,570	79,570	0	*

Rockmark Corporation	66,159	66,159	0	*

Marion Burton, Donal C. O’Brien, Jr., Winthrop P. Rockefeller and Robert Shults, as Trustees of the Trust Created under Article Seventh of the Will of Winthrop Rockefeller	60,294	60,294	0	*

EC Holdings, Inc.	55,789	55,789	0	*

Portman Family Trust	26,694	26,694	0	*

Prudential Investment Management, Inc.(3)	19,755	19,755	0	*

Realrock I	11,931	11,931	0	*

Fedmark Corporation	10,651	10,651	0	*

James R. Bronkema Trust	5,636	5,636	0	*

John R. H. Blum	3,769	3,769	0	*

William F. Pounds	1,334	1,334	0	*

Louis R. Benzak	1,106	1,106	0	*

Estate of Edna B. Salomon	1,070	1,070	0	*

William G. Spears	811	811	0	*

Vincent de P. Farrell, Jr.	810	810	0	*

Leslie H. Larsen	573	573	0	*

Winrock International Institute for Agricultural Development WRTEC, Inc.	441	441	0	*

George M. Topliff	434	434	0	*

Bill F. Osborne	339	339	0	*

Ralph B. Salomon	324	324	0	*

Robert B. Salomon	324	324	0	*

John O. Wolcott	242	242	0	*

WRTEC, Inc.	86	86	0	*

Bruce W. Jones	33	33	0	*

(1)	Assumes the sale of all of the shares of common stock offered in this prospectus, although none of the selling stockholders is under any obligation, known to us, to sell any shares of common stock.
(2)	WHSHC, L.L.C. and W9/WHSHC, L.L.C. I are limited liability companies controlled by Whitehall Street Real Estate Limited Partnership VII and Whitehall Street Real Estate Limited Partnership IX, respectively, which in turn are controlled by affiliates of The Goldman Sachs Group, Inc., the parent entity of Goldman, Sachs & Co. One of our directors, Jonathan A. Langer, is a Managing Director of Goldman, Sachs & Co., and was nominated to our board of directors pursuant to a shareholders agreement between the Company and the Whitehall entities, under which the Whitehall entities are entitled (depending on share ownership levels) to nominate one person to serve on our board of directors and we are obligated to use our best efforts to cause the election of Whitehall’s nominee. In addition, the Whitehall entities are, collectively, one of the two largest beneficial owners of SHC LLC, which owns the seven properties that we continue to asset manage under an asset management agreement between our domestic taxable REIT subsidiary and SHC LLC.
(3)	This entity is an affiliate of Prudential Financial, Inc. One of our directors, Robert M. Falzon, is a Managing Director of Prudential Real Estate Investors, an affiliate of Prudential Financial, Inc., and was nominated to our board of directors in connection with the termination of an observer agreement between the Company and the Prudential entities. In addition, the Prudential entities are, collectively, one of the two largest beneficial owners of SHC LLC, which owns the seven properties that we continue to asset manage under an asset management agreement between our domestic taxable REIT subsidiary and SHC LLC.
*	Less than one percent.

We will pay all of the fees and expenses of registering the shares of common stock offered in this prospectus and in connection with any prospectus supplement subsequently filed as referenced below in “Plan of Distribution.”

PLAN OF DISTRIBUTION

Any of the selling stockholders may sell any of their shares of common stock offered under this prospectus from time to time. Sales may be made directly or through brokers or dealers in connection with trades by the selling stockholders through the New York Stock Exchange or otherwise. To the extent required by applicable law, a prospectus supplement with respect to the shares of common stock being offered will set forth the terms of the offering of the shares of common stock, including the name or names of any underwriters, dealers, or agents, the purchase price of the shares of common stock and the proceeds to the selling stockholders from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters’ compensation, the initial public offering price, and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of shares of common stock with respect to which this prospectus is delivered or with respect to any block trades, the selling stockholder will sell such shares of common stock to the dealers as principals. The dealers may then resell such shares of common stock to the public at varying prices to be determined by such dealers at the time of resale. The name of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating thereto to the extent required by law.

In connection with the sale of the shares of common stock agents may receive compensation from the selling stockholders or from purchasers of shares of common stock for whom they may act as agents in the form of discounts, concessions, or commissions. Agents and dealers participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts or commissions received by them from the selling stockholders and any profit on the resale of the shares of common stock by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

Upon notification to us by a selling stockholder of any change in the identity of the selling stockholder or that any material arrangement has been entered into with a broker or dealer for the sale of any shares of common stock through a secondary distribution, or a purchase by a broker or dealer, a prospectus supplement will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing:

(1)	the names of such brokers or dealers and the number of shares of common stock to be sold;

(2)	the price at which such shares of common stock are being sold;

(3)	the commissions paid or the discounts or concessions allowed to such brokers or dealers;

(4)	where applicable, that such broker or dealer did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented or amended;

(5)	any change in the identity of the selling stockholder; and

(6)	other facts material to the transaction.

Agents and dealers may be entitled under agreements entered into with the selling stockholders to indemnification by the selling stockholders against civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto. Agents and dealers may be customers of, engage in transactions with, or perform services for us and/or the selling stockholders in the ordinary course of business.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

The following discussion summarizes our taxation and the material U.S. Federal income tax consequences to stockholders of their ownership of our common stock. The tax treatment of stockholders will vary depending upon the stockholder’s particular situation, and this discussion addresses only stockholders that hold common stock as a capital asset and does not deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances. This section also does not deal with all aspects of taxation that may be relevant to certain types of stockholders to which special provisions of the U.S. Federal income tax laws apply, including:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	banks;

•	tax-exempt organizations;

•	certain insurance companies;

•	persons liable for the alternative minimum tax;

•	persons that hold common stock as a hedge against interest rate or currency risks or as part of a straddle or conversion transaction; and

•	stockholders whose functional currency is not the U.S. dollar.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions. This summary describes the provisions of these sources of law only as they are currently in effect. All of these sources of law may change at any time, and any change in the law may apply retroactively.

We urge you to consult with your own tax advisor regarding the tax consequences to you of acquiring, owning and selling common stock including the U.S. Federal, state, local and foreign tax consequences of acquiring, owning and selling common stock in your particular circumstances and potential changes in applicable laws.

Taxation of the Company as a REIT

In the opinion of Mayer, Brown, Rowe & Maw LLP, commencing with our taxable year ending December 31, 2004, we have been organized in conformity with the requirements for qualification and taxation as a real estate investment trust, or REIT, under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. You should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service, or IRS, or any court.

In providing its opinion, Mayer, Brown, Rowe & Maw LLP is relying as to certain factual matters upon the statements and representations contained in certificates provided to Mayer, Brown, Rowe & Maw LLP by us. Commencing with our taxable year ending December 31, 2004, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code.

Our qualification as a REIT will depend upon our continuing satisfaction of the requirements of the Code relating to qualification for REIT status. Some of these requirements depend upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. Accordingly, while we intend to continue to qualify to be taxed as a REIT, the actual results of our operations for any particular year might not satisfy these requirements.

The sections of the Code applicable to REITs are highly technical and complex. The following discussion summarizes the material aspects of relevant sections of the Code.

As a REIT, we generally will not have to pay U.S. Federal corporate income taxes on net income that we currently distribute to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a regular corporation. Our dividends, however, will generally not be eligible for (i) the reduced tax rates applicable to dividends received by individuals or (ii) the corporate dividends received deduction. In addition, our domestic taxable REIT subsidiary will be subject to U.S. Federal, state and local corporate income tax.

Foreign countries impose taxes on our hotels and our operations within their jurisdictions. To the extent possible, we will structure our acquisitions of foreign properties and activities to minimize our foreign tax liability. However, there can be no complete assurance that we will be able to eliminate our foreign tax liability or to reduce it to a specified level. Furthermore, as a REIT, both we and our stockholders will derive little or no benefit from foreign tax credits arising from those taxes.

Certain of our subsidiaries will be required to indemnify certain of their members if such members are not allocated a certain minimum level of debt for U.S. Federal income tax purposes. Although we expect to maintain a sufficient amount of debt to allocate to such members so as to not trigger such indemnification obligation, it is possible that an indemnity payment will have to be made by us to members of such subsidiaries if the amount of debt allocated to such members is reduced beyond a certain minimum amount.

Even if we qualify for taxation as a REIT, we may be subject to U.S. Federal income tax as follows:

•	First, we will have to pay tax at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

•	Second, under certain circumstances, we may have to pay the alternative minimum tax on items of tax preference, if any.

•	Third, if we have (a) net income from the sale or other disposition of “foreclosure property”, as defined in the Code, which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying net income from foreclosure property, we will have to pay tax at the highest corporate rate on that income.

•

Fourth, if we have net income from “prohibited transactions”, as defined in the Code, we will have to pay a 100% tax on that income. Prohibited transactions are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Under current law, unless a sale of real property qualifies for a safe harbor, the question of whether the sale of a hotel (or other property) constitutes the sale of property held primarily for sale to customers is generally a question of the facts and circumstances regarding a particular transaction. We and our subsidiaries intend to hold the interests in our hotels for investment with a view to long-term appreciation, to engage in the business of acquiring and owning hotels and to make occasional sales as are consistent with our investment objectives. We do not intend to engage in prohibited transactions. We cannot assure you, however, that we will only make sales that satisfy the requirements of the safe harbors or that the IRS will not successfully assert that one or more of such sales are prohibited transactions.

•	Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below under “—Income Tests”, but we have nonetheless maintained our qualification as a REIT because we have satisfied other requirements necessary to maintain REIT qualification, we will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of our gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of our gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect our profitability.

•	Sixth, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our real estate investment trust ordinary income for that year, (2) 95% of our real estate investment trust capital gain net income for that year and (3) any undistributed taxable income from prior periods, we would have to pay a non-deductible 4% excise tax on the excess of that required distribution over the amounts actually distributed.

•	Seventh, if we acquire any asset from a C corporation in certain transactions in which we must adopt the basis of the asset or any other property in the hands of the C corporation as our basis of the asset in our hands, and we subsequently recognize gain on the disposition of that asset during the 10-year period beginning on the date on which we acquired that asset, then we will have to pay tax on the built-in gain at the highest regular corporate rate. A “C corporation” means generally a corporation that has to pay full corporate-level tax.

•	Eighth, if we receive non-arm’s length income from one of our taxable REIT subsidiaries (as defined under “—Asset Tests”), we will be subject to a 100% tax on the amount of our non-arm’s length income.

•	Ninth, if we should fail to satisfy the asset test (as discussed below) but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we may be subject to a tax that would be the greater of (a) $50,000; or (b) an amount determined by multiplying the highest rate of tax for corporations by the net income generated by the assets for the period beginning on the first date of the failure and ending on the day we dispose of the assets (or otherwise satisfy the requirements for maintaining REIT qualification).

•	Tenth, if we should fail to satisfy one or more requirements for REIT qualification, other than the 95% and 75% gross income tests and other than the asset test, but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we may be subject to a $50,000 penalty for each failure.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association that is:

•	managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	that would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

•	that is neither a financial institution nor an insurance company to which certain provisions of the Code apply;

•	the beneficial ownership of which is held by 100 or more persons;

•	that, during the last half of each taxable year, has no more than 50% in value of its outstanding stock owned, directly or constructively, by five or fewer individuals, as defined in the Code to include certain entities; and

•	that meets certain other tests, described below, regarding the nature of its income and assets.

The Code provides that the conditions described in the first through fourth bullet points above must be met during the entire taxable year and that the condition described in the fifth bullet point above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Under applicable Treasury regulations, we must maintain certain records and request certain information from our stockholders designed to disclose the actual ownership of our stock.

We expect that we will satisfy the conditions described in the first through sixth bullet points of the second preceding paragraph. In addition, our charter provides for restrictions regarding the ownership and transfer of our stock. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in the fifth and sixth bullet points of the second preceding paragraph. The ownership and transfer restrictions pertaining to our stock is described in this prospectus under the heading “Certain Provisions of Maryland Law and of our Charter and Bylaws—Restrictions on Ownership and Transfer”. Our board of directors will require an IRS ruling or an opinion of counsel before granting any request for an exemption from such ownership limitations in circumstances where it is unable to satisfy itself that the ownership limitations would not be violated.

We own indirect interests in a number of corporate subsidiaries. Code Section 856(i) provides that unless a REIT makes an election to treat the corporation as a taxable REIT subsidiary (as defined below), a wholly owned corporate subsidiary of a REIT which is a “qualified REIT subsidiary”, as defined in the Code, will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as assets, liabilities and items of these kinds of the REIT. Thus, in applying the requirements described in this section, our qualified REIT subsidiaries, if any, will be ignored, and all assets, liabilities and items of income, deduction and credit of these subsidiaries will be treated as assets, liabilities and items of these kinds of ours. Because our principal and probably only asset will be an interest in SHC Funding, we do not intend to have any wholly-owned corporate subsidiaries.

If, as in our case, a REIT is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate capital share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests described below. Thus, our proportionate share of the assets, liabilities and items of income of SHC Funding, which is our principal asset, are treated as assets, liabilities and items of income of ours for purposes of applying the requirements described in this section. In addition, actions taken by SHC Funding or any other entity that is either a disregarded entity (including a qualified REIT subsidiary) or partnership in which we own an interest, either directly or through one or more tiers of disregarded entities (including qualified REIT subsidiaries) or partnerships such as SHC Funding, can affect our ability to satisfy the REIT income and assets tests and the determination of whether we have net income from prohibited transactions. See the fourth bullet point under the section “—Taxation of the Company as a REIT” for a discussion of prohibited transactions. Accordingly, for purposes of this discussion, when we discuss our actions, income or assets we intend that to include the actions, income or assets of SHC Funding or any entity that is either a disregarded entity (including a qualified REIT subsidiary) or partnership for U.S. Federal income tax purposes in which we maintain an interest through multiple tiers of disregarded entities (including qualified REIT subsidiaries) or partnerships.

Taxable REIT Subsidiaries

A taxable REIT subsidiary, or TRS, is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a TRS. The election can be revoked at any time as long as the REIT and the TRS revoke such election jointly. In addition, if a TRS holds directly or indirectly, more than 35% of the securities of any other corporation (by vote or by value), then that other corporation is also treated as a TRS. A corporation can be a TRS with respect to more than one REIT.

A TRS is subject to U.S. Federal income tax at regular corporate rates (currently a maximum rate of 35%), and may also be subject to state and local taxation.

Any dividends paid or deemed paid by any one of our TRSs will also be subject to tax, either (i) to us if we do not pay the dividends received to our stockholders as dividends, or (ii) to our stockholders if we do pay out the dividends received to our stockholders. We may hold more than 10% of the stock of a TRS without jeopardizing our qualification as a REIT notwithstanding the rule described below under “—Asset Tests” that generally precludes ownership of more than 10% of any issuer’s securities. However, as noted below, in order for us to qualify as a REIT, the securities of all of the TRSs in which we have invested either directly or indirectly may not represent more than 20% of the total value of our assets. Although we expect that the aggregate value of all of our interests in TRSs will represent less than 20% of the total value of our assets, we cannot assure that this will always be true. Other than certain activities related to operating or managing a lodging or health care facility as more fully described below in the section entitled “—Income Tests”, a TRS may generally engage in any business including the provision of customary or non-customary services to tenants of the parent REIT.

As described below, income we receive from operating or managing hotels is not qualified income for either the 75% or 95% income tests described more fully below in the section entitled “—Income Tests”. Accordingly, the entity through which we hold an interest in the hotels generally leases the hotels to a TRS (or an entity that is treated as a branch of the TRS for tax purposes), and the TRS engages independent third parties to operate the hotels. Currently, our hotels are operated and managed by hotel management companies. For purposes of the discussion below, the term “TRS” shall include any entity that is treated as a branch of the TRS for U.S. Federal income tax purposes. We do not lease the Paris Marriott Champs Elysées to a TRS. In order to comply with French law and the REIT qualification rules, SanMon Services, LLC, or a subsidiary thereof, an entity controlled by an independent third party, subleases the hotel from us, pays us rent and has entered into a management agreement with the property manager. The owner of SanMon Services, LLC bears the economic risks and benefits of this arrangement.

A TRS is not permitted to directly or indirectly operate or manage a hotel but a TRS can lease a hotel provided that the TRS meets the following conditions:

•	First, the hotel must be a qualified lodging facility. A qualified lodging facility is a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. Accordingly, we are not permitted to have gambling or wagering activity on the premises of any of our hotels or to earn income from gambling or wagering activities.

•	Second, the manager must be an eligible independent contractor. An eligible independent contractor is a hotel operator that is not related to the REIT or the TRS and that, at the time the management contract is entered into, is in the trade or business of managing hotels for persons not related to the REIT or the TRS. For this purpose, a contractor is not related to the REIT or the TRS if such person does not own (taking into account relevant attribution rules) more than 35% of the stock of the REIT or TRS and no person or group owning directly or indirectly (taking into account relevant attribution rules) 35% or more of the REIT or TRS owns 35% or more directly or indirectly (taking into account relevant attribution rules) of the ownership interest in the contractor, and the REIT or TRS does not directly or indirectly derive any income from such person. Accordingly, our TRSs do not directly operate or manage the hotels. Rather, our TRSs have entered into management contracts with hotel management companies which operate and manage the hotels. To the best of our knowledge and belief, the hotel management companies are not related to us or the TRSs. The TRSs are permitted to bear the expenses of the eligible independent contractor of operating the hotel pursuant to the management contract.

Income Tests

In order to maintain our qualification as a REIT, we annually must satisfy two gross income requirements:

•	First, we must derive at least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property”, as defined in the Code, or from certain types of temporary investments. Rents from real property generally include our expenses that are paid or reimbursed by tenants.

•	Second, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from real property investments as described in the preceding bullet point, dividends (including dividends from a TRS), interest and gain from the sale or disposition of stock or securities that do not constitute dealer property, or from any combination of these types of sources.

For taxable years beginning on or after January 1, 2005, the American Jobs Creation Act of 2004, signed into law on October 22, 2004, or the 2004 Act, clarifies the types of transactions that are hedging transactions for purposes of the 95% gross income test and states that any income from a hedging transaction that is clearly and timely identified and hedges indebtedness incurred or to be incurred to acquire or carry real estate assets will not constitute gross income, rather than being treated as qualifying or nonqualifying income, for purposes of the 95% gross income test.

Rents that we receive or are deemed to have received will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if the rents satisfy several conditions:

•	First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely because it is based on a fixed percentage or percentages of receipts or sales. Accordingly, the leases of our hotels to the TRSs are based on the gross receipts of the TRSs from the hotels.

•	Second, the Code provides that rents received from a tenant will not qualify as rents from real property in satisfying the gross income tests if the REIT, or a direct or indirect owner of 10% or more of the REIT, directly or under the applicable attribution rules, owns a 10% or greater interest in that tenant; except that rents received from a TRS under certain circumstances qualify as rents from real property even if we own more than a 10% interest in the subsidiary. We refer to a tenant in which we own a 10% or greater interest as a “related party tenant”. As described above, most of our rental income is from the leases to our TRSs.

•	Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

•	Finally, for rents received to qualify as rents from real property, the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property, other than through an independent contractor from whom the REIT derives no revenue and who is adequately compensated or through a TRS. However, we may directly perform certain services that landlords usually or customarily render when renting space for occupancy only or that are not considered rendered to the occupant of the property. In addition, as described more fully below, rent paid by a TRS to a REIT pursuant to a lease of a qualified lodging facility that is managed and operated by an eligible independent contractor can qualify as rents from real property.

Each of our domestic hotels is leased to a separate limited liability company owned directly by our domestic TRS. The use of limited liability companies below a single TRS allows the losses of one limited liability company that leases a hotel to be offset against the profits of the other limited liability companies. If a TRS has an overall net loss, that loss cannot be used to offset our taxable income. Rather, the TRS can carry the loss back or forward pursuant to IRS rules. In the case of certain of our foreign hotels, a separate TRS has been set up in the foreign jurisdiction in which the hotel is located and the foreign TRS leases the hotel from us. With respect to other foreign hotels and certain other foreign assets, we hold our interest through a TRS which will pay us dividends from its profits, except in the case of the Paris Marriott Champs Elysées, where we sublease our interest to an affiliate of an independent third party.

These leases provide for a base rent plus a fixed percentage of the gross revenues from the operation of the hotel. Each lease must be a true lease. If our leases are not respected as true leases, we could be disqualified as a REIT. While we intend that each lease will be respected as a true lease, the determination of whether a lease is a true lease is inherently a question of fact and circumstances and we can give no assurance that the IRS will not successfully assert that the leases should not be respected as true leases.

Except as described above with respect to a TRS, we do not expect to derive significant rents from related party tenants. We also do not intend to derive rental income attributable to personal property, other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease.

We believe that each of the leases with our TRSs conform with normal business practice, contain arm’s length terms and that the rent payable under those leases will be treated as rents from real property for purposes of the 75% and 95% gross income tests. However, there can be no assurance that the IRS will not successfully assert a contrary position or that a change in circumstances will not cause a portion of the rent payable under the leases to fail to qualify as “rents from real property”. If such failures were in sufficient amounts, we might not be able to satisfy either of the 75% or 95% gross income tests and could lose our REIT status. In addition, if the IRS successfully reapportions or reallocates items of income, deduction and credit among and between us and our TRS under the leases or any intercompany transaction because it determines that doing so is necessary to prevent the evasion of taxes or to clearly reflect income, we could be subject to a 100% excise tax on those amounts.

While we will monitor the activities of the eligible independent contractor to maximize the value of our hotel investments, neither we nor any of our TRSs directly or indirectly manage our hotels. Similarly, while our tenants may benefit from the services we provide related to monitoring and, when appropriate, advising the eligible independent contractor regarding the management of the hotel for the purpose of maximizing the value of our investments, we do not believe that these activities will cause gross income attributable to the leases with our TRSs to fail to be treated as rents from real property.

Other than as described in the preceding paragraph, we do not expect to perform any services for our tenants. If we were to provide services to a tenant that are other than those landlords usually or customarily provide when renting space for occupancy only, amounts received or accrued by us for any of these services will not be treated as rents from real property for purposes of the REIT gross income tests. However, the amounts received or accrued for these services will not cause other amounts received with respect to the property to fail to be treated as rents from real property unless the amounts treated as received in respect of the services, together with amounts received for certain management services, exceed 1% of all amounts received or accrued by us during the taxable year with respect to the property. For purposes of the 1% threshold, the amount treated as received for any service may not be less than 150% of the direct cost incurred in furnishing or rendering the service. If the sum of the amounts received in respect of the services to tenants and management services described in the preceding sentence exceeds the 1% threshold, then all amounts received or accrued by us with respect to the property will not qualify as rents from real property, even if we provide the impermissible services to some, but not all, of the tenants of the property.

For purposes of the gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of that amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term interest solely because it is based on a fixed percentage or percentages of receipts or sales.

If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we satisfy the requirements of other provisions of the Code that allow relief from disqualification as a REIT. These relief provisions, as modified by the 2004 Act, will generally be available if:

•	our failure to meet the income tests was due to reasonable cause and not due to willful neglect; and

•	following our identification of the failure, we file with the IRS a schedule describing each item of our qualifying gross income for the taxable year of the failure.

We might not be entitled to the benefit of these relief provisions, however. As discussed in the fifth bullet point under the section “—Taxation of the Company as a REIT”, even if these relief provisions apply, we would have to pay a tax on the excess income.

Asset Tests

At the close of each quarter of our taxable year, we must also satisfy three tests relating to the nature of our assets:

•	First, at least 75% of the value of our total assets must be represented by real estate assets, including (a) real estate assets held by our qualified REIT subsidiaries, our allocable share of real estate assets held by partnerships in which we own an interest and stock issued by another REIT, (b) for a period of one year from the date of our receipt of proceeds of an offering of its shares of beneficial interest or publicly offered debt with a term of at least five years, stock or debt instruments purchased with these proceeds and (c) cash, cash items and government securities.

•	Second, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class.

•	Third, not more than 20% of our total assets may constitute securities issued by one or more TRSs and of the investments included in the 25% asset class, the value of any one issuer’s securities, other than securities issued by another REIT or by a TRS may not exceed 5% of the value (“5% test”) of our total assets, and we may not own more than 10% of the vote (“10% voting test”) or value (“10% value test”) of any one issuer’s outstanding securities, except in the case of a TRS as described above. As a consequence, if the IRS would successfully challenge the partnership status of any of the partnerships in which we maintain an interest, and the partnership is reclassified as a corporation or a publicly traded partnership taxable as a corporation we could lose our REIT status.

The following assets are not treated as “securities” held by us for purposes of the 10% value test (i) ”straight debt” meeting certain requirements, unless we hold (either directly or through our “controlled” taxable REIT subsidiaries) certain other securities of the same corporate or partnership issuer that have an aggregate value greater than 1% of such issuer’s outstanding securities; (ii) loans to individuals or estates; (iii) certain rental agreements calling for deferred rents or increasing rents that are subject to Section 467 of the Code, other than with certain related persons; (iv) obligations to pay us amounts qualifying as “rents from real property” under the 75% and 95% gross income tests; (v) securities issued by a state or any political subdivision of a state, the District of Columbia, a foreign government, any political subdivision of a foreign government, or the Commonwealth of Puerto Rico, but only if the determination of any payment received or accrued under the security does not depend in whole or in part on the profits of any person not described in this category, or payments on any obligation issued by such an entity; (vi) securities issued by another qualifying REIT; and (vii) other arrangements identified in Treasury regulations (which have not yet been issued or proposed). In addition, any debt instrument issued by a partnership will not be treated as a “security” under the 10% value test if at least 75% of the partnership’s gross income (excluding gross income from prohibited transactions) is derived from sources meeting the requirements of the 75% gross income test. If the partnership fails to meet the

75% gross income test, then the debt instrument issued by the partnership nevertheless will not be treated as a “security” to the extent of our interest as a partner in the partnership. Also, in looking through any partnership to determine our allocable share of any securities owned by the partnership, our share of the assets of the partnership, solely for purposes of applying the 10% value test in taxable years beginning on or after January 1, 2005, will correspond not only to our interest as a partner in the partnership but also to our proportionate interest in certain debt securities issued by the partnership.

If we fail to meet the 5% test, the 10% value test or the 10% voting test described in the third bullet point of the second paragraph above at the end of any quarter and such failure is not cured within 30 days thereafter, we would fail to qualify as a REIT. Under the 2004 Act, after the 30 day cure period, we could dispose of sufficient assets to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000 if the disposition occurs within six months after the last day of the calendar quarter in which we identify the violation. For violations of these tests that are larger than this amount and for violations of the other asset tests described in the preceding paragraph, where such violations are due to reasonable cause and not willful neglect, the 2004 Act permits us to avoid disqualification as a REIT, after the 30 day cure period, by taking steps including the disposition of sufficient assets to meet the asset tests (within six months after the last day of the calendar quarter in which we identify the violation) and paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by our net income generated by the non-qualifying assets during the period beginning on the first date of the failure and ending on the date we dispose of the asset (or otherwise cure the asset test failure).

Annual Distribution Requirement

We are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to (1) the sum of (a) 90% of our “real estate investment trust taxable income”, computed without regard to the dividends paid deduction, and our net capital gain, and (b) 90% of the net after-tax income, if any, from foreclosure property minus (2) the sum of certain items of non-cash income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year to which they relate and if paid on or before the first regular dividend payment after the declaration.

To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our real estate investment trust taxable income, as adjusted, we will have to pay tax on those amounts at regular ordinary and capital gain corporate tax rates, as the case may be. If we so choose, we may retain, rather than distribute, our net long-term capital gains and pay the tax on those gains. In this case, our stockholders would include their proportionate share of the undistributed long-term capital gains in income. However, our stockholders would then be deemed to have paid their share of the tax, which would be credited or refunded to them. In addition, our stockholders would be able to increase their basis in our shares they hold by the amount of the undistributed long-term capital gains, less the amount of capital gains tax we paid, included in the stockholders’ long-term capital gains. Furthermore, if we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for that year, (b) 95% of our REIT capital gain income for that year, and (c) any undistributed taxable income from prior periods, we would have to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

We intend to satisfy the annual distribution requirements.

From time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between (a) when we actually receive income and when we actually pay deductible expenses and (b) when we include the income and deduct the expenses in arriving at our taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds our allocable share of cash attributable to that sale. In these cases, we may have less cash available for distribution than is necessary to meet our annual 90% distribution requirement. To meet the 90% distribution requirement, we may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay penalties and interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify as a REIT

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will have to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions to stockholders in any year in which we fail to qualify, nor will we be required to make distributions to stockholders. In this event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable to the stockholders as dividend income (which may be subject to tax at preferential rates) and corporate distributees may be eligible for the dividends received deduction if they satisfy the relevant provisions of the Code. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. We might not be entitled to the statutory relief described in this paragraph in all circumstances.

The 2004 Act provides additional relief in the event that we fail to satisfy one or more requirements for qualification as a REIT, other than the 75% gross income test and the 95% gross income test and other than the new rules provided for failures of the asset tests described above if:

•	the violation is due to reasonable cause and not willful neglect; and

•	we pay a penalty of $50,000 for each failure to satisfy the provision.

Tax Basis of Assets

Our share of SHC Funding’s basis in its assets will not be adjusted in connection with this prospectus and will generally be substantially less than the fair market value of the hotels as of the date of this prospectus. Furthermore, we intend to generally use the “traditional” method for making allocations under Section 704(c) of the Code as opposed to the “curative” or “remedial” method for making such allocations. Consequently, (a) our depreciation deductions with respect to our hotels will likely be substantially less than the depreciation deductions that would have been available to us had our tax basis been equal to the fair market value of the hotels as of the date of this prospectus and (b) we may recognize income upon a sale of an asset that is attributable to appreciation in the value of the asset that accrued prior to the date of this prospectus.

Taxation of Stockholders

U.S. Stockholders

As used in this section, the term “U.S. stockholder” means a holder of common stock who, for U.S. Federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a domestic corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate whose income is subject to U.S. Federal income taxation regardless of its source;

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust; or

•	a person or entity otherwise subject to U.S. Federal income taxation on a net income basis.

Distributions. As long as we qualify as a REIT, distributions made by us out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to our taxable U.S. stockholders as ordinary income. Our individual U.S. stockholders will generally not be entitled to the lower tax rate applicable to certain types of dividends under law enacted in 2003 except that individual U.S. stockholders may be eligible for the lower tax rate with respect to the portion of any distribution (a) that represents income from dividends we received from a corporation in which we own shares (but only if such dividends would be eligible for the lower rate on dividends if paid by the corporation to its individual stockholders) or (b) that is equal to our real estate investment trust taxable income (taking into account the dividends paid deduction available to us) and less any taxes paid by us on these items during our previous taxable year. Individual U.S. stockholders should consult their own tax advisors to determine the impact of this legislation. Distributions of this kind will not be eligible for the dividends received deduction in the case of U.S. stockholders that are corporations. Distributions made by us that we properly designate as capital gain dividends will be taxable to U.S. stockholders as gain from the sale of a capital asset held for more than one year, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which a U.S. stockholder has held his common stock. Thus, with certain limitations, capital gain dividends received by an individual U.S. stockholder may be eligible for preferential rates of taxation. U.S. stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. In addition, net capital gains attributable to the sale of depreciable real property held for more than twelve months are subject to a 25% maximum U.S. Federal income tax rate to the extent of previously claimed real property depreciation.

To the extent that we make distributions, not designated as capital gain dividends, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. Thus, these distributions will reduce the adjusted basis which the U.S. stockholder has in his common stock for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder’s adjusted basis in his common stock will be taxable as capital gains, provided that the common stock have been held as a capital asset.

Dividends authorized by us in October, November or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided that we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

U.S. stockholders holding common stock at the close of our taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of our taxable year falls, the amount that we designate in a written notice mailed to our stockholders. We may not designate amounts in excess of our undistributed net capital gain for the taxable year. Each U.S. stockholder required to include the designated amount in determining the stockholder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by us in respect of the undistributed net capital gains. U.S. stockholders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax they are deemed to have paid. U.S. stockholders will increase their basis in their common stock by the difference between the amount of the includible gains and the tax deemed paid by the stockholder in respect of these gains.

Distributions made by us and gain arising from a U.S. stockholder’s sale or exchange of our common stock will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any passive losses against that income or gain.

Our dividends, to the extent they do not constitute a return of capital, will generally be treated as investment income for purposes of the investment interest limitation under Section 163 of the Code. Net capital gain from the disposition of our common stock and capital gains generally will be eliminated from investment income unless the taxpayer elects to have the gain taxed at ordinary income rates.

Sales of Common stock. When a U.S. stockholder sells or otherwise disposes of our common stock, the stockholder will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition and (b) the holder’s adjusted basis in the common stock for tax purposes. This gain or loss will be capital gain or loss if the U.S. stockholder has held the common stock as a capital asset. The gain or loss will be long-term gain or loss if the U.S. stockholder has held the common stock for more than one year. Long-term capital gain of an individual U.S. stockholder is generally taxed at preferential rates. In general, any loss recognized by a U.S. stockholder when the stockholder sells or otherwise disposes of our common stock that the stockholder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the stockholder from us which were required to be treated as long-term capital gains.

Redemption of Common stock. The treatment to be accorded to any redemption by us of the common stock can only be determined on the basis of particular facts as to each holder of common stock at the time of redemption. In general, a preferred holder will recognize capital gain or loss measured by the difference between the amount realized by the holder upon the redemption and the holder’s adjusted tax basis in the common stock redeemed, provided the common stock is held as a capital asset, if the redemption.

•	results in a “complete termination” of the holder’s shares interest in all classes of our stock under Section 302(b)(3) of the Code,

•	is “substantially disproportionate” with respect to the holder’s interest in us under Section 302(b)(2) of the Code; or

•	is “not essentially equivalent to a dividend” with respect to the holder of common stock under Section 302(b)(1) of the Code.

In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of common stock depends upon the facts and circumstances at the time when the determination must be made, prospective investors are advised to consult their own tax advisors to determine the tax treatment to them. Any portion of the redemption proceeds attributable to a declared but unpaid dividend will be treated as a distribution to the common stock as described above under “—Taxation of Stockholders—U.S. Stockholders—Distributions”.

A “substantially disproportionate” reduction in the interest of a holder of common stock will have occurred if, as a result of the redemption,

•	the holder’s ownership of all of our outstanding voting stock is reduced immediately after the redemption to less than 80% of the holder’s percentage interest in the shares immediately before the redemption;

•	the holder’s percentage ownership of the interest of common stock after and before the redemption meets the same 80% requirement; and

•	the holder owns, immediately after the redemption, less than 50% of the total combined voting power of all classes of shares entitled to vote.

Based upon current law, it is possible that a redemption of common stock from a holder of common stock would be considered “not essentially equivalent to a dividend”. However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances. The application of these tests to a redemption of common stock is unclear, and a holder of common stock should consult its own tax adviser to determine their application to its particular situation.

If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the common stock will be treated as a distribution on the common stock as described above under “—Taxation of Stockholders—U.S. Stockholders—Distributions”. If the redemption is taxed as a dividend, the holders’ adjusted tax basis in the common stock will be transferred to any other shareholdings of the holder in us. If, however, the shareholder has no remaining shareholdings in us, such basis could be transferred to a related person or it may be lost.

Backup Withholding. We will report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, backup withholding may apply to a stockholder with respect to dividends paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The IRS may also impose penalties on a U.S. stockholder that does not provide us with his correct taxpayer identification number. A stockholder may credit any amount paid as backup withholding against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Taxation of Tax-Exempt Stockholders. The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder (i) is not an entity described in the next paragraph, (ii) has not held its common stock as “debt financed property” within the meaning of the Code and (iii) does not hold its common stock in a trade or business, the dividend income received by such stockholder with respect to the common stock will not be unrelated business taxable income to a tax-exempt stockholder. Similarly, income from the sale of common stock will not constitute unrelated business taxable income unless the tax-exempt stockholder has held the common stock as “debt financed property” within the meaning of the Code or has used the common stock in an unrelated trade or business.

Income from an investment in our common stock will constitute unrelated business taxable income for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. Federal income taxation under the applicable subsections of Section 501(c) of the Code, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its common stock. Prospective investors of the types described in the preceding sentence should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the foregoing, however, a portion of the dividends paid by a “pension-held REIT” will be treated as unrelated business taxable income to any trust which:

•	is described in Section 401(a) of the Code;

•	is tax-exempt under Section 501(a) of the Code; and

•	holds more than 10% (by value) of the equity interests in the REIT.

Tax-exempt pension, profit-sharing and stock bonus funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts”. A REIT is a “pension-held REIT” if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

•	either (a) at least one qualified trust holds more than 25% by value of the interests in the REIT or (b) one or more qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income to a qualifying trust that owns more than 10% of the value of the REIT’s interests is equal to the ratio of (a) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (b) the total gross income of the REIT, less direct expenses related to the total gross income. A de minimis exception applies where this percentage is less than 5% for any year. We do not expect to be classified as a pension-held REIT.

The rules described above under the heading “—Taxation of Stockholders—U.S. Stockholders—Distributions” concerning the inclusion of our designated undistributed net capital gains in the income of our stockholders will apply to tax-exempt entities. Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.

Under recently promulgated Treasury regulations, if a stockholder recognizes a loss with respect to the common stock of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must file with the IRS a disclosure statement on Form 8886. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Non-U.S. Stockholders

The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and estates or trusts that in either case are not subject to U.S. Federal income tax on a net income basis who own common stock, which we call “non-U.S. stockholders”, are complex. The following discussion is only a limited summary of these rules. Prospective non-U.S. stockholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in the common stock, including any reporting requirements.

Ordinary Dividends. Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by us of U.S. real property interests, as discussed below, and other than distributions designated by us as capital gain dividends, will be treated as ordinary income dividends to the extent that they are made out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution will ordinarily apply to distributions of this kind to non-U.S. stockholders, unless an applicable tax treaty reduces that tax. However, if income from the investment in the common stock is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business or is attributable to a permanent establishment that the non-U.S. stockholder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. stockholder to U.S. taxation on a net income basis, tax at graduated rates will generally apply to the non-U.S. stockholder in the same manner as U.S. stockholders are taxed with respect to dividends, and the 30% branch profits tax may also apply if the stockholder is a foreign corporation. We expect to withhold U.S. tax at the rate of 30% on the gross amount of any dividends, other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends, paid to a non-U.S. stockholder, unless (a) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with us or the appropriate withholding agent or (b) the non-U.S. stockholder files an IRS Form W-8 ECI or a successor form with us or the appropriate withholding agent claiming that the distributions are effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business.

Distributions to a non-U.S. stockholder that are designated by us at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to the disposition by us of a U.S. real property interest generally will not be subject to U.S. Federal income taxation, except as described below.

Return of Capital. Distributions in excess of our current and accumulated earnings and profits, which are not treated as attributable to the gain from our disposition of a U.S. real property interest, will not be taxable to a non-U.S. stockholder to the extent that they do not exceed the adjusted basis of the non-U.S. stockholder’s common stock. Distributions of this kind will instead reduce the adjusted basis of the common stock. To the extent that distributions of this kind exceed the adjusted basis of a non-U.S. stockholder’s common stock, they will give rise to tax liability if the non-U.S. stockholder otherwise would have to pay tax on any gain from the sale or disposition of its common stock, as described below. If it cannot be determined at the time a distribution is made whether the distribution will be in excess of current and accumulated earnings and profits, withholding will apply to the distribution at the rate applicable to dividends. However, the non-U.S. stockholder may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of our current accumulated earnings and profits.

Capital Gain Dividends. For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended. Under this statute, these distributions are taxed to a non-U.S. stockholder as if the gain were effectively connected with a U.S. business. Thus, non-U.S. stockholders will be taxed on the distributions at the normal capital gain rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to the Foreign Investment in Real Property Tax Act made to non-U.S. stockholders may also be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder that is not entitled to a treaty exemption. We are required by applicable Treasury regulations under this statute to withhold and remit to the IRS 35% of any distribution that we could designate as a capital gain dividend. However, if we designate as a capital gain dividend a distribution made before the day we actually effect the designation, then although the distribution may be taxable to a non-U.S. stockholder, withholding does not apply to the distribution under this statute. Rather, we must effect the 35% withholding from distributions made on and after the date of the designation, until the distributions so withheld equal the amount of the prior distribution designated as a capital gain dividend. The non-U.S. stockholder may credit the amount withheld against its U.S. tax liability.

So long as our common stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market (e.g., the New York Stock Exchange), a distribution with respect to our common stock received by a non-U.S. stockholder that does not own more than 5% of our common stock during the tax year within which the distribution is received will not be treated as gain that is effectively connected with a U.S. business. As such, a non-U.S. stockholder who does not own more than 5% of our common stock at any time during the applicable taxable year would not be required to file a U.S. Federal income tax return by reason of receiving such a distribution. In this case, the distribution would be treated as a REIT dividend to that non-U.S. stockholder and taxed as a REIT dividend that is not a capital gain distribution as described above. In addition, the branch profits tax would not apply to such distributions. Although our common stock is currently regularly traded on an established securities market, there can be no assurance that the common stock will continue to be regularly traded on an established securities market.

Sales of Common Stock. Gain recognized by a non-U.S. stockholder upon a sale or exchange of our common stock generally will not be taxed under the Foreign Investment in Real Property Tax Act if we are a “domestically controlled REIT”, defined generally as a REIT, less than 50% in value of whose stock is and was held directly or indirectly by foreign persons at all times during a specified testing period. We believe that we will be a domestically controlled REIT, and, therefore, that taxation under this statute generally will not apply to the sale of our common stock. However, gain to which this statute does not apply will be taxable to a non-U.S. stockholder if investment in the common stock is treated as effectively connected with the non-U.S. stockholder’s U.S. trade or business or is attributable to a permanent establishment that the non-U.S. stockholder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the non- U.S. stockholder to U.S. taxation on a net income basis. In this case, the same treatment will apply to the non-U.S. stockholder as to U.S. stockholders with respect to the gain. In addition, gain to which the Foreign Investment in Real Property Tax Act does not apply will be taxable to a non-U.S. stockholder if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, or maintains an office or a fixed place of business in the United States to which the gain is attributable. In this case, a 30% tax will apply to the nonresident alien individual’s capital gains. A similar rule will apply to capital gain dividends to which this statute does not apply.

If we do not qualify as a domestically controlled REIT, tax under the Foreign Investment in Real Property Tax Act would apply to a non-U.S. stockholder’s sale of common stock, unless our common stock is regularly traded on an established securities market at the time of such sale and such non-U.S. stockholder does not own more than 5% of our common stock at any time during a specified period. This period is generally the shorter of the period that the non-U.S. stockholder owned the common stock sold or the five-year period ending on the date when the stockholder disposed of the common stock. If tax under this statute applies to the gain on the sale of common stock, the same treatment would apply to the non-U.S. stockholder as to U.S. stockholders with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

In any event, a purchaser of common stock from a non-U.S. stockholder will not be required under the Foreign Investment in Real Property Tax Act to withhold on the purchase price if the purchased common stock is regularly traded on an established securities market and the seller did not own more than 5% of our common stock at any time during the taxable year or if we are a domestically controlled REIT. Otherwise, under the Foreign Investment in Real Property Tax Act, the purchaser of common stock may be required to withhold 10% of the purchase price and remit that amount to the IRS.

Backup Withholding and Information Reporting. If you are a non-U.S. stockholder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments and

•	the payment of the proceeds from the sale of common stock effected at a U.S. office of a broker,

as long as the income associated with these payments is otherwise exempt from U.S. Federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished to the payor or broker:

•	a valid IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person, or

•	other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a U.S. address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations, unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a U.S. person,

•	a controlled foreign corporation for U.S. tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a U.S. trade or business,

unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Other Tax Consequences

State or local taxation may apply to us and our stockholders in various state or local jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the U.S. Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common stock.

EXPERTS

The financial statements and the related financial statement schedules incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of CIMS Limited Partnership and Inter-Continental Florida Limited Partnership (entities under common ownership and management) as of and for the year ended December 31, 2004 incorporated by reference from the Company’s Current Report on Form 8-K filed on April 7, 2005, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the offered securities will be passed upon for Strategic Hotel Capital by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois. Mayer, Brown, Rowe & Maw LLP will rely on the opinion of Venable LLP as to matters of Maryland law. Mayer, Brown, Rowe & Maw LLP has in the past represented and is currently representing Strategic Hotel Capital and some of its affiliates.

WHERE YOU CAN FIND MORE INFORMATION

Strategic Hotel Capital is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected, without charge, at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. Such materials may also be inspected on the Securities and Exchange Commission’s website at www.sec.gov. Strategic Hotel Capital’s outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “SLH”, and all such reports, proxy statements and other information filed by Strategic Hotel Capital with the New York Stock Exchange may be inspected at the New York Stock Exchange’s offices at 20 Broad Street, New York, New York 10005. You can also obtain information about Strategic Hotel Capital at its website, www.shci.com.

This prospectus constitutes part of a registration statement on Form S-3 filed by Strategic Hotel Capital with the Securities and Exchange Commission under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, reference is made to the registration statement.

INCORPORATION BY REFERENCE

There are incorporated by reference in this prospectus the following documents previously filed by Strategic Hotel Capital with the Securities and Exchange Commission.

(a)	Strategic Hotel Capital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

(b)	Strategic Hotel Capital’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;

(c)	Strategic Hotel Capital’s Current Reports on Form 8-K filed March 14, 2005, March 18, 2005, March 25, 2005, April 5, 2005, April 7, 2005, as amended, April 12, 2005 and May 23, 2005; and

(d)	The description of the shares of common stock contained in Strategic Hotel Capital’s registration statement on Form 8-A filed on June 21, 2004.

The Securities and Exchange Commission has assigned file number 1-32223 to reports and other information that Strategic Hotel Capital files with the Securities and Exchange Commission.

All documents subsequently filed by Strategic Hotel Capital pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 prior to the termination of the offering of the offered securities, shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of such documents. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document which is incorporated or deemed to be incorporated by reference in this prospectus, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Strategic Hotel Capital will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests should be addressed to:

Secretary

Strategic Hotel Capital, Inc.

77 West Wacker Drive, Suite 4600

Chicago, Illinois 60601

(312) 658-5000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the registration and sale of the shares registered hereby, all of which will be paid by the registrant, except as noted in the prospectus:

SEC registration fee	$28,855
New York Stock Exchange fees	4,000
Printing and duplicating expenses	1,200
Legal fees and expenses	50,000
Accounting fees and expenses	20,000
Miscellaneous expenses	5,000

Total	$109,055

Item 15. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgment and which is material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate the Company to indemnify any present or former director or officer or any individual who, while a director or officer of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, member or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service as a present or former director or officer of the Company and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, member or trustee and who is made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service as a present or former director or officer of the Company and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Company to indemnify and advance expenses to any individual who served a predecessor of the Company in any of the capacities described above and any employee or agent of the Company or a predecessor of the Company.

Maryland law requires a corporation (unless its charter provides otherwise, which the Company’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Item 16. Exhibits.

See the Exhibit Index which is hereby incorporated herein by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the

Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that: (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; (b) for the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth or described in Item 15 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on June 30, 2005.

Strategic Hotel Capital, Inc.

By:	/s/ Laurence S. Geller
Laurence S. Geller
Chief Executive Officer

Each of the undersigned does hereby constitute and appoint James E. Mead and Monte J. Huber, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubmission to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that the attorney may deem necessary or advisable under the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement registration, including specifically, but without limiting the generality of the foregoing, the power and authority to sign his or her name, in his or her respective capacity as a member of the board of directors or officer of the registrant, the registration statement and/or any other form or forms as may be appropriate to be filed with the Securities and Exchange Commission as any of them may deem appropriate in connection therewith, to any and all amendments thereto, including post-effective amendments, to such registration statement, to any related Rule 462(b) registration statement and to any other documents filed with the Securities and Exchange Commission, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue of this prospectus.

Pursuant to the requirements of the Securities Act of 1993, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Each Dated: June 30, 2005	By:	/s/ Laurence S. Geller
Laurence S. Geller
Chief Executive Officer

	By:	/s/ James E. Mead
James E. Mead
Chief Financial Officer

	By:	/s/ Monte J. Huber
Monte J. Huber
Controller (Principal Accounting Officer)

	By:	/s/ John C. Deterding
John C. Deterding
Chairman

	By:	/s/ Robert P. Bowen
Robert P. Bowen
Director

By:	/s/ Thomas A. Hassard
Thomas A. Hassard
Director

By:	/s/ Robert J. Watson
Robert J. Watson
Director

By:	/s/ Jonathan A. Langer
Jonathan A. Langer
Director

By:	/s/ Robert M. Falzon
Robert M. Falzon
Director

EXHIBIT INDEX

Exhibit	Description
4.1*	Charter of Strategic Hotel Capital, Inc.
4.2	Articles Supplementary relating to the 8.50% Series A Cumulative Redeemable Preferred Stock (Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on March 18, 2005)
4.3	Certificate of Correction relating to the 8.50% Series A Cumulative Redeemable Preferred Stock (Incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed on March 18, 2005)
4.4*	By-Laws of Strategic Hotel Capital, Inc.
4.5*	Specimen Certificate of Common Stock
4.6	Stockholders Agreement, dated as of April 7, 2005, among WHSHC, L.L.C. and W9/WHSHC, L.L.C. I and Strategic Hotel Capital, Inc. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 12, 2005)
4.7	Letter, dated April 7, 2005, to Strategic Hotel Capital, Inc. from the affiliates of Prudential Financial, Inc. identified therein (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on April 12, 2005)
5.1	Opinion of Mayer, Brown, Rowe & Maw LLP as to the validity of the shares being offered
5.2	Opinion of Venable LLP as to certain Maryland law matters
8.1	Opinion of Mayer, Brown, Rowe & Maw LLP as to certain tax matters
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of Mayer, Brown, Rowe & Maw LLP (included in the opinions filed as Exhibits 5.1 and 8.1 to this registration statement)
23.4	Consent of Venable LLP (included in the opinion filed as Exhibits 5.2 to this registration statement)
24.1	Power of Attorney (included on the signature page of this registration statement)
99.1*	Limited Liability Company Agreement of Strategic Hotel Funding, L.L.C.
99.2*	Form of Registration Rights Agreement among Strategic Hotel Capital, Inc., the Investors identified therein and Rockmark Corporation
99.3*	Form of Registration Rights Agreement among Strategic Hotel Capital, Inc., WHSHC, L.L.C., W9/WHSHC, L.L.C. I, The Prudential Insurance Company of America, PIC Realty Corporation and Strategic Value Investors, LLC

*	Filed as an exhibit to our Registration Statement on Form S-11 (File No. 333-112846) and incorporated by reference herein.